Filed Pursuant to Rule 424(b)(3)

Registration No. 333-220646

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC.

SUPPLEMENT NO. 3 DATED December 20, 2019

TO THE PROSPECTUS DATED JULY 10, 2019

This document supplements, and should be read in conjunction with, the prospectus of Strategic Student & Senior Housing Trust, Inc. dated July 10, 2019, Supplement No. 1 dated August 15, 2019, and Supplement No. 2 dated November 19, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;
•	an update to our executive officers; and
•	our first quarter of 2020 distribution declaration.

Status of Our Offering

Pursuant to our private offering, which terminated on March 15, 2018, we sold approximately $93 million in Class A shares, or approximately 10.8 million Class A shares. On May 1, 2018, our public offering was declared effective for the offering of our Class A shares, Class T shares, and Class W shares. As of June 21, 2019, we ceased offering Class A shares, Class T shares, and Class W shares in our primary offering after receiving gross offering proceeds of approximately $5.2 million in our primary offering from the sale of such shares. On July 10, 2019, we commenced offering Class Y shares and Class Z shares at a price of $9.30 per share. As of December 16, 2019, we had sold approximately 700,000 Class Y shares and 158,000 Class Z shares for gross offering proceeds of approximately $8.0 million in our primary offering from the sale of such shares. As of December 16, 2019, approximately $1.1 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Update to Our Executive Officers

On December 18, 2019, Michael O. Terjung, our Chief Financial Officer and Treasurer, resigned from such positions. Mr. Terjung’s decision to resign as Chief Financial Officer and Treasurer related to his duties as Chief Accounting Officer of SmartStop Self Storage REIT, Inc. and was not the result of any disagreement with us, our management, or any of our operations, policies, or practices. On December 18, 2019, Michael A. Crear, currently our Vice President and Controller, was promoted to the positions of Chief Financial Officer and Treasurer.

All references to Mr. Terjung and Mr. Crear in our prospectus are hereby updated accordingly.

The list of our executive officers and directors in the “Management — Executive Officers and Directors” subsection of the prospectus is hereby replaced with the following:

1

Name	Age	Position(s)
H. Michael Schwartz	52	Chief Executive Officer
John Strockis	61	President and Chief Investment Officer
Paula Mathews	68	Executive Vice President
Michael A. Crear	37	Chief Financial Officer and Treasurer
James L. Berg	66	Secretary
Stephen G. Muzzy	51	Independent Director
Brent Chappell	55	Independent Director

Mr. Crear’s biographical information is hereby added to the “Management — Executive Officers and Directors” subsection of our prospectus as follows:

Mr. Crear. Mr. Crear serves as our Chief Financial Officer and Treasurer, positions to which he was appointed in December 2019. He was our Vice President and Controller from July 2019 until December 2019. Mr. Crear’s responsibilities included implementing our accounting and financial management policies, along with involvement in our SEC and regulatory reporting. Mr. Crear is also the Vice President of Accounting for our sponsor assigned to us, a position he has held since January 2019. Prior to joining our sponsor, Mr. Crear served as the Vice President of Finance and Accounting for PADI Worldwide, Inc., an international scuba diver training organization, where he was responsible for financial reporting and corporate accounting from October 2016 to January 2019. From May 2011 to September 2016, Mr. Crear held various positions, including Vice President of Corporate Finance, with formerly NASDAQ listed Alliance Healthcare Services, Inc., a national provider of outpatient diagnostic imaging and radiation therapy services. Mr. Crear gained public accounting and auditing experience while employed with Deloitte and Touche LLP, holding various positions, including audit manager, from September 2004 to May 2011. In his 7 years in public accounting, Mr. Crear worked on the audits of a variety of both public and private entities, registration statements, and public offerings. Mr. Crear is a Certified Public Accountant (inactive), licensed in California, and graduated with a B.A. degree from the University of California, Santa Barbara.

First Quarter of 2020 Distribution Declaration

On December 12, 2019, our board of directors declared a daily distribution rate for the first quarter of 2020 of approximately $0.0016934426 per day per share on the outstanding shares of common stock payable to Class A, Class T, Class W, Class Y, and Class Z stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on January 1, 2020 and ending on March 31, 2020. In connection with this distribution, for the stockholders of Class Y shares, after the stockholder servicing fee is paid, approximately $0.0014393 per day will be paid per Class Y share; for the stockholders of Class Z shares, after the dealer manager servicing fee is paid, approximately $0.0015664 per day will be paid per Class Z share; for the stockholders of the Class T shares, after the stockholder servicing fee is paid, approximately $0.0014202 per day will be paid per Class T share; and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.0015650 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.